Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Granted European Patent in Chronic Heart Failure

Toronto, Ontario (March 15, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced that it has been granted a European patent covering the use of its Celacade™ technology for the treatment of chronic heart failure, and has completed the registration procedure to bring it fully into force in all the major countries of Europe including the U.K., France, Germany, Spain, Italy, and Sweden. Chronic heart failure is estimated to affect more than five million people in Europe.

“The granting of this key patent is timely as we approach the completion of enrollment in our multi-national pivotal phase III ACCLAIM trial in 2,000 patients with advanced chronic heart failure,” remarked David Elsley, President and CEO of Vasogen. “This patent also recognizes the proprietary position of our Celacade technology in the second largest healthcare market in the world and further demonstrates our ongoing commitment to the development of a comprehensive intellectual property portfolio.”

In 2004, Vasogen was granted the CE Mark for its Celacade technology for the treatment of chronic heart failure, providing regulatory approval for the 25 member countries of the European Union. This approval positions Vasogen to launch its Celacade technology throughout Europe following the successful completion of its ongoing phase III heart failure program.

Chronic heart failure is a devastating condition that affects over 10 million people in North America and Europe. Inflammation is now recognized as an underlying pathology contributing to the development and progression of heart failure. Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to function as a pump is impaired. Patients with chronic heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

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…page 2, March 15, 2005

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrolment, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America, Europe, and Israel, is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson’s disease and Alzheimer’s disease. VP025, the lead product candidate from this new class of drugs, is now in phase I clinical development.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.